Royal Standard Minerals Inc.
(Expressed in United States Dollars)
Consolidated Financial Statements
January 31, 2014

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Royal Standard Minerals Inc.

We have audited the accompanying consolidated financial statements of Royal Standard Minerals Inc., which comprise the consolidated statements of financial position as at January 31, 2014, and the consolidated statements of operations, comprehensive income, changes in shareholders' deficiency and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

ACCOUNTING › CONSULTING › TAX
701 EVANS AVENUE, 8TH FLOOR, TORONTO ON, M9C 1A3
P: 416.626.6000 F: 416.626.8650 MNP.ca

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Royal Standard Minerals Inc. as at January 31, 2014, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements which highlights the existence of a material uncertainty relating to conditions that cast significant doubt on Royal Standard Minerals Inc.'s ability to continue as a going concern.

Other Matters

The consolidated financial statements as at January 31, 2013 and for the year then ended were audited by MSCM LLP of Toronto, Canada, prior to its merger with MNP LLP. MSCM LLP expressed an unmodified opinion on those statements on May 24, 2013.

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Ontario
May 5, 2014

Royal Standard Minerals Inc.
Consolidated Statements of Financial Position
(Expressed in United States Dollars)

	As at	As at
	January 31,	January 31,
	2014	2013

Assets
Current
Cash and cash equivalents	$16,807	$201,565
Marketable securities (Note 7)	-	30,000
Sundry receivables and prepaids (Note 8)	5,553	2,712,004

	22,360	2,943,569
Reclamation bonds (Note 9)	-	188,250
Equipment, net (Note 11)	-	23,716
	$22,360	$3,155,535

Liabilities
Current
Accounts payable and accrued liabilities (Note 12)	$35,917	$2,595,672
Other advances (Note 14)	-	600,000
	35,917	3,195,672

Asset retirement obligations (Note 13)	-	107,647
	35,917	3,303,319

Shareholders' Deficiency
Share capital (Note 15(b))	28,273,230	28,104,264
Reserves	10,900,438	11,010,304
Accumulated deficit	(39,193,127)	(39,262,352)
Accumulated other comprehensive income	5,902	-
	(13,557)	(147,784)
	$22,360	$3,155,535

The Company and Operations and Going Concern (Note 1)
Contingencies (Note 20)
Subsequent event (Note 23)

Approved by the Board:

Carmelo Marrelli	George Duguay
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
Consolidated Statements of Operations
(Expressed in United States Dollars)

	Year Ended
	January 31,
	2014	2013

Expenses
Exploration and evaluation expenditures (Note 10)	$87,233	$3,137,205
General and administrative (Note 21)	387,692	2,244,236

	474,925	5,381,441

Operating loss	(474,925)	(5,381,441)

Finance income	9,138	7,274
Finance costs	-	(4,310,582)
Lawsuit settlement	-	(41,685)
Impairment of marketable securities (Note 7)	(30,000)	(56,125)
Gain on disposal of marketable securities (Note 3(b))	-	30,071
Gain on sale of property interests and related assets (Note 3(a) and (b))	123,228	14,171,405
Gain on sale of royalty (Note 3(c))	-	866,505
Gain on dissolution of subsidiaries (Note 4)	402,782	-
Write-off of accounts payable and accrued liabilities	22,197	-
Gain on settlement and release (Note 10(d))	48,091	-
Foreign currency translation adjustment	(31,286)	5,720

Net income for the year	$69,225	$5,291,142

Basic income per share (Note 17)	$0.00	$0.06
Diluted income per share (Note 17)	$0.00	$0.06

The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
Consolidated Statements of Comprehensive Income
(Expressed in United States Dollars)

	Year Ended
	January 31,
	2014	2013

Net income for the year	$69,225	$5,291,142

Other comprehensive income (loss)
Items that will be reclassified subsequently to income
Net unrealized loss on available-for-sale marketable securities	-	(63,875)
Items that will not be reclassified subsequently to income
Foreign currency translation	5,902	-

Comprehensive income for the year	$75,127	$5,227,267

The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
Consolidated Statements of Changes in Shareholders' Deficiency
(Expressed in United States Dollars)

				Accumulated
				Other
	Share		Accumulated	Comprehensive
	Capital	Reserves	Deficit	Income	Total

Balance, January 31, 2012	$28,098,264	$10,580,808	$(44,553,494)	$63,875	$(5,810,547)
Shares issued for lawsuit settlement	6,000	-	-	-	6,000
Share-based payments	-	429,496	-	-	429,496
Net income for the year	-	-	5,291,142	-	5,291,142
Net increase in unrealized loss on available-for-sale marketable securities	-	-	-	(63,875)	(63,875)

Balance, January 31, 2013	$28,104,264	$11,010,304	$(39,262,352)	$-	$(147,784)
Private placement - common shares	16,400	-	-	-	16,400
Shares issued for settlement of accounts payable and accrued liabilities	152,566	-	-	-	152,566
Foreign currency translation	-	-	-	5,902	5,902
Share-based payments	-	(109,866)	-	-	(109,866)
Net income for the year	-	-	69,225	-	69,225

Balance, January 31, 2014	$28,273,230	$10,900,438	$(39,193,127)	$5,902	$(13,557)

The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

	Year Ended
	January 31,
	2014	2013

Operating activities
Net income for the year	$69,225	$5,291,142
Operating items not involving cash:
Depreciation	3,558	113,994
Accretion in asset retirement obligations	5,280	29,226
Accretion expense	-	4,252,521
Share-based payments	(109,866)	429,496
Shares issued for lawsuit settlement	-	6,000
Shares issued for settlement of accounts payable and accrued liabilities	152,566	-
Embedded derivative on long-term debt	-	51,370
Impairment of marketable securities	30,000	56,125
Gain on sale of property interests	(123,228)	(14,171,405)
Gain on sale of royalty	-	(866,505)
Gain on disposal of marketable securities	-	(30,071)
Gain on dissolution of subsidiaries	(402,782)	-
Lawsuit settlement	(8,000)	-
Gain on settlement and release	(48,091)	-
Write-off of accounts payable and accrued liabilities	(22,197)	-
Foreign exchange	5,902	-
Changes in non-cash working capital:
Sundry receivables and prepaids	2,706,451	62,539
Accounts payable and accrued liabilities	(1,983,204)	524,769
Due to related parties	-	(35,023)

Cash provided by (used in) in operating activities	275,614	(4,285,822)

Financing activities
Private placement - common shares	16,400	-
Other advances (repayments)	(600,000)	600,000
Increase in long-term debt	-	5,442,384
Finance costs paid on long-term debt	-	(280,000)
Proceeds from sale of property interests and related assets, net of transaction costs	123,228	698,157

Cash (used in) provided by financing activities	(460,372)	6,460,541

Investing activities
Increase in reclamation bonds	-	(8,711)
Purchase of equipment	-	(2,593,996)

Cash used in investing activities	-	(2,602,707)

Change in cash and cash equivalents	(184,758)	(427,988)
Cash and cash equivalents, beginning of year	201,565	629,553

Cash and cash equivalents, end of year	$16,807	$201,565

The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2014 and 2013

1.	The Company and Operations and Going Concern

Royal Standard Minerals Inc. (the "Company") is a publicly held company, previously engaged in the acquisition, exploration and development of gold and precious metal properties in the United States of America. The Company is now focused on identifying suitable assets or businesses to acquire or merge with, with a view to maximizing value for shareholders. The Company is continued under the Canada Business Corporations Act and its common shares are traded in the United States of America on the Over-the-Counter ("OTC") Bulletin Board. Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI"), which acquisition was accounted for as a reverse takeover of the Company by SRI. The Company's head office is located at 36 Toronto Street, Suite 1000, Toronto, Ontario, M5C 2C5.

The consolidated financial statements (the "Statements") were approved by the Board of Directors on May 5, 2014.

These Statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast significant doubt upon the entity's ability to continue as a going concern. The Company had income of $69,225 during the year ended January 31, 2014 (year ended January 31, 2013 - income of $5,291,142), has an accumulated deficit of $39,193,127 (January 31, 2013 - $39,262,352). In addition, the Company has a working capital deficiency of $13,557 at January 31, 2014 (January 31, 2013 - $252,103).

Management continued its process of raising funds through the sale of the Company's remaining property interests. The Company's remaining properties were disposed of in the year. There is significant doubt regarding the going concern assumption and, accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern. These Statements do not reflect the adjustments, to the carrying values or classifications of assets and liabilities or to the reported expenses that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations for the foreseeable future. These adjustments could be material.

2.	Significant Accounting Policies

[a] Statement of compliance with International Financial Reporting Standards (“IFRS”)

The financial statements have been prepared in accordance with IFRS issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee of the IASB. The policies set out below have been consistently applied to all periods presented.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2014 and 2013

2.	Significant Accounting Policies (Continued)

[b] Accounting policies

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its previously wholly-owned subsidiaries up to the date of their dissolution, Kentucky Standard Energy Company, Inc. ("Kentucky") and Manhattan Mining Co. ("Manhattan"), both United States companies (see note 4). All intercompany transactions and balances have been eliminated upon consolidation.

Equipment

Equipment is recorded at cost less accumulated depreciation. Depreciation is provided using the declining balance method using the following rates:

Exploration equipment	- 25% to 30%
Office equipment	- 20%
Construction in progress	- nil, as not yet in service

At the end of each reporting period, the Company reviews the carrying amounts of its equipment to determine whether there is any indication that the equipment has suffered an impairment loss. Where such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. The recoverable amount is the higher of the equipment's fair value less cost to sell or its value in use.

Exploration and evaluation expenditures

The Company expenses exploration and evaluation expenditures as incurred. Exploration and evaluation expenditures include acquisition costs of mineral properties, property option payments and evaluation activity.

Once a project has been established as commercially viable and technically feasible, related development expenditure is capitalized. This includes costs incurred in preparing the site for mining operations. Capitalization ceases when the mine is capable of commercial production, with the exception of development costs that give rise to a future benefit.

Restoration, rehabilitation and environmental obligations

A legal or constructive obligation to incur restoration, rehabilitation and environmental costs may arise when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and recorded in the exploration and evaluation expenditures, as soon as the obligation to incur such costs arises. Discount rates using a pretax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either a unit-of-production or the straight-line method as appropriate. The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2014 and 2013

2.	Significant Accounting Policies (Continued)

[b] Accounting polices (continued)

Share-based payments

The fair value of the stock options granted to directors, officers and employees is determined using the Black-Scholes option pricing model and management's assumptions as disclosed in Note 16 and recorded as share-based payments expense over the vesting period of the stock options, with the offsetting credit recorded as an increase in reserves. The fair value of stock options issued to other than employees are measured at the fair value of the goods or services received unless this cannot be reliably estimated, and are recognized over the period of service.

If the stock options are exercised, the proceeds are credited to share capital and the fair value at the date of grant is reclassified from reserves to share capital.

Income taxes

Tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2014 and 2013

2.	Significant Accounting Policies (Continued)

[b] Accounting polices (continued)

Income per common share

Basic income per share is computed by dividing the income for the year by the weighted average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted income per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

Foreign currency translation

Effective November 7, 2013, the functional currency of the Company changed to Canadian dollars as a significant portion of the Company's expenses are denominated in Canadian dollars, the dissolution of Manhattan ended all of the Company's United States operations (see note 4) and future sources of financing are anticipated to be denominated in Canadian dollars. Prior to that time, the functional currency was the United States dollar. The change to the Company's functional currency has been accounted for in accordance with IAS 21 - The Effects of Changes in Foreign Exchange Rates. All amounts in these financial statements are presented in US dollars ("presentation currency") since the United States dollar provides a more useful point of reference for investors.

Subsequent to the change in functional currency described above, the Company translates the assets and liabilities of the Company from the functional currency to the presentation currency at the period end rate. Revenue and expenses are translated at the average rate of exchange prevailing during the period. The resulting unrealized gain or loss on translation is recognized as other comprehensive income or loss. Equity is translated at historical rates.

Financial instruments

The Company recognizes financial assets and financial liabilities when the Company becomes a party to a contract. Financial assets and financial liabilities, with the exception of financial assets classified at fair value through profit or loss, are measured at fair value plus transaction costs on initial recognition. Financial assets at fair value through profit or loss are measured at fair value on initial recognition and transaction costs are expensed when incurred. Securities are accounted for at the trade date.

Measurement in subsequent periods depends on the classification of the financial instrument.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2014 and 2013

2.	Significant Accounting Policies (Continued)

[b] Accounting polices (continued)

Financial instruments (continued)

i) Financial assets at fair value through profit or loss (FVTPL)

Financial assets are classified as FVTPL when acquired principally for the purpose of trading, if so designated by management (fair value option), or if they are derivative assets that are not part of an effective and designated hedging relationship. Financial assets classified as FVTPL are measured at fair value, with changes recognized in the consolidated statements of operations.

The Company’s financial assets classified as FVTPL include cash and cash equivalents. The Company does not currently hold any derivative instruments or apply hedge accounting.

ii) Available-for-sale financial assets

Financial assets are classified as available-for-sale when so designated by management. Financial assets classified as available-for-sale are measured at fair value, with changes recognized in the other comprehensive income.

The Company’s financial assets classified as available-for-sale include marketable securities.

iii) Loans and receivables

Loans and receivables are non-derivative financial assets that have fixed or determinable payments and are not quoted in an active market. Subsequent to initial recognition, loans and receivables are carried at amortized cost using the effective interest method.

Sundry receivables are classified as loans and receivables.

iv) Financial liabilities at FVTPL

This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of being sold or repurchased in the near term. They are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in the consolidated statements of operations.

The Company may enter into certain financial derivative contracts in order to manage the exposure to market risks from fluctuations in commodity prices. The Company’s policy is not to utilize derivative financial instruments for speculative purposes.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through the profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2014 and 2013

2.	Significant Accounting Policies (Continued)

[b] Accounting polices (continued)

Financial instruments (continued)

v) Other financial liabilities

Other financial liabilities are financial liabilities that are not classified as FVTPL. Subsequent to initial recognition, other financial liabilities that are not subject to hedge accounting, are measured at amortized cost using the effective interest method.

Accounts payable and accrued liabilities and other advances are classified as other financial liabilities. The Company does not currently apply hedge accounting.

The effective interest method is a method of calculating the amortized cost of an instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument to the net carrying amount on initial recognition.

vi) Financial instruments recorded at fair value

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels: Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs). As of January 31, 2014 and 2013, the financial assets or liabilities measured at fair value are the Company's cash and cash equivalents and marketable securities.

Cash and cash equivalents and marketable securities are considered Level 1.

Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2014 and 2013

2.	Significant Accounting Policies (Continued)

[b] Accounting polices (continued)

Significant accounting judgments and estimates (continued)

Critical accounting estimates

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

•	the inputs used in accounting for share based payment transactions in the consolidated statements of operations;
•	Contingencies – See note 20.

Critical accounting judgments

•	the categorization of financial assets and liabilities is an accounting policy that requires management to make judgments or assessments;
•

the measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets;

•

going concern presentation of the consolidated financial statements which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due; and

•	Management's determination that the functional currency of the Company is the Canadian Dollar.

[c] Adoption of new accounting standards

(i) IFRS 10 – Consolidated financial statements (“IFRS 10”) was issued by the IASB in May 2011. IFRS 10 is a new standard which identifies the concept of control as the determining factor in assessing whether an entity should be included in the consolidated financial statements of the parent company. Control is comprised of three elements: power over an investee; exposure to variable returns from an investee; and the ability to use power to affect the reporting entity’s returns. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company's consolidated financial statements.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2014 and 2013

2.	Significant Accounting Policies (Continued)

[c] Adoption of new accounting standards (continued)

(ii) IFRS 11 – Joint arrangements (“IFRS 11”) was issued by the IASB in May 2011. IFRS 11 is a new standard which focuses on classifying joint arrangements by their rights and obligations rather than their legal form. Entities are classified into two groups: parties having rights to the assets and obligations for the liabilities of an arrangement, and rights to the net assets of an arrangement. Entities in the former case account for assets, liabilities, revenues and expenses in accordance with the arrangement, whereas entities in the latter case account for the arrangement using the equity method. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company's consolidated financial statements.

(iii) IFRS 12 – Disclosure of interests in other entities (“IFRS 12”) was issued by the IASB in May 2011. IFRS 12 is a new standard which provides disclosure requirements for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and off balance sheet vehicles. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company's consolidated financial statements.

(iv) IFRS 13 – Fair value measurement (“IFRS 13”) was issued by the IASB in May 2011. IFRS 13 is a new standard which provides a precise definition of fair value and a single source of fair value measurement considerations for use across IFRSs. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company's consolidated financial statements given the existing asset and liability mix of the Company to which fair value accounting applies.

(v) IAS 1 – Presentation of financial statements (“IAS 1”) was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company's consolidated financial statements.

(vi) IAS 28 - Investments in Associates and Joint Ventures (“IAS 28”) was issued by the IASB in May 2011 and supersedes IAS 28 - Investments in Associates and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 defines significant influence as the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies. IAS 28 also provides guidance on how the equity method of accounting is to be applied and also prescribes how investments in associates and joint ventures should be tested for impairment. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company's consolidated financial statements.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2014 and 2013

2.	Significant Accounting Policies (Continued)

[d] Future accounting standards

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or IFRIC that are mandatory for accounting periods beginning on or after January 1, 2014, or later periods. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

(i) IFRS 9 – Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Earlier adoption is permitted.

(ii) IAS 32 – Financial Instruments: Presentation (“IAS 32”) was amended by the IASB in December 2011 to clarify certain aspects of the requirements on offsetting. The amendments focus on the criterion that an entity currently has a legally enforceable right to set off the recognized amounts and the criterion that an entity intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. Earlier adoption is permitted.

3.	Sale of Property Interests and Related Assets

(a) Fondaway Canyon and Dixie-Comstock

On August 9, 2013, the Company completed its transaction with American Innovative Minerals LLC (“AIMLLC”) to sell its interests in the Fondaway Canyon and Dixie-Comstock properties (the “Transaction”) for cash consideration of $144,000. As a result, the Company recorded a gain on sale of property interests of $123,228, net of transaction costs.

In addition, as a condition to the closing of the Transaction, Hale Capital Management, LP and Hale Capital Partners, LP (together, “Hale Capital”) delivered to the Company a full and final release and settlement agreement relating to the legal action commenced by Hale Capital on September 27, 2011. A stipulation of dismissal with prejudice was filed with the Supreme Court of the State of New York dismissing all claims against the Company and Manhattan in connection with that litigation.

Cash	$144,000
Less: Transaction costs	(20,772)

Total gain on sale	$123,228

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2014 and 2013

3.	Sale of Property Interests and Related Assets (Continued)

(b) Asset Purchase Agreement

On December 19, 2012, the Company completed a transaction with Scorpio to sell its Goldwedge and Piñon property interests and the assets related thereto to Scorpio (the “Scorpio Transaction”). The Scorpio Transaction was completed pursuant to the Asset Purchase Agreement.

The completion of the Scorpio Transaction followed a special meeting of Royal Standard’s shareholders held on November 28, 2012, at which votes representing 50.08% of the total issued and outstanding shares of the Company as at the record date were cast either by proxy or in person, with 99.46% of such shares voting in favour of the special resolution approving the Scorpio Transaction.

Pursuant to the Scorpio Transaction, the interests of the Company and Manhattan in the Goldwedge and Piñon properties and the assets related thereto were sold to Scorpio and its wholly-owned subsidiary Goldwedge LLC.

Consideration
Cash	$1,252,953
Scorpio common shares (i)	1,623,827
Less: Transaction costs	(461,361)
Total consideration	2,415,419

Net liabilities sold
Reclamation bonds	453,495
Equipment	4,699,436
Asset retirement obligation	(211,940)
Equipment payable	(15,867)
Long-term debt	(16,681,110)
Total net liabilities sold	(11,755,986)

Total gain on sale	$14,171,405

(i) On January 31, 2013, the Company entered into a purchase and sale agreement with Waterton Global Value, L.P. to sell all 3,000,000 Scorpio common shares obtained as a part of the consideration of the Transaction, at a price of $0.55 per share resulting in a gain of $30,071.

(c) Royalty Agreement

On January 31, 2013, the Company entered into a purchase and sale agreement with XDM Royalty Corp. ("XDM") to sell the Pinon Railroad Royalty, a royalty retained by the Company on the sale of the Pinon Railroad Project in 2009, and all rights, title and interests to XDM for CDN $900,000 ($902,126). Related transaction costs amounted to CDN $35,537 ($35,621).

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2014 and 2013

4.	Dissolution of Subsidiaries

(a) On September 5, 2013, the Kentucky Secretary of State accepted the articles of dissolution for Kentucky and Kentucky has been dissolved. As a result, a gain on dissolution of subsidiary of $30,100 was recorded as a result of accounts payable and accrued liabilities dissolved.

(b) On November 7, 2013, the Nevada Secretary of State accepted the articles of dissolution for Manhattan and Manhattan has been dissolved. As a result, a gain on dissolution of subsidiary of $372,682 was recorded.

Net liabilities dissolved
Reclamation bonds	9,550
Accounts payable and accrued liabilities	(379,254)
Asset retirement obligation	(2,978)
Total net liabilities dissolved	(372,682)

Total gain on sale	$372,682

5.	Capital Management

The Company manages its capital with the following objectives:

•	to ensure sufficient financial flexibility to achieve the ongoing business objectives; and
•	to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

The Company's equity comprises of share capital, reserves, accumulated other comprehensive income and accumulated deficit, which at January 31, 2014 was a deficiency of $13,557 (January 31, 2013 - deficiency of $147,784). Note that included in the consolidated statements of financial position presented is a deficit of $39,193,127 as at January 31, 2014 (January 31, 2013 - $39,262,352).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. Selected information is provided to the Board of Directors of the Company. The Company’s capital management objectives, policies and processes have remained unchanged during the year ended January 31, 2014. The Company is not subject to external capital requirements.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2014 and 2013

6.	Financial Risk Factors

The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate and foreign currency risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

(i) Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and cash equivalents. The Company has no significant concentration of credit risk arising from operations. Cash and cash equivalents are held with reputable financial institutions, from which management believes the risk of loss to be minimal.

(ii) Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due (see note 1). As at January 31, 2014, the Company had a cash balance of $16,807 (January 31, 2013 - $201,565) to settle current liabilities of $35,917 (January 31, 2013 - $3,195,672). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms.

(iii) Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk
The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in guaranteed investment certificates, bankers acceptance and money market deposits, with reputable financial institutions. The interest rate risk is remote.

Foreign currency risk
The Company's functional and reporting currency was previously the United States dollar and major purchases were transacted in United States dollars. Subsequent to the dissolution of Manhattan (see note 4), the functional currency of the Company changed to Canadian dollars and major purchases are transacted in Canadian dollars.

7.	Marketable Securities

Marketable securities consist of 2,000,000 common shares of Sharpe Resources Corporation ("Sharpe"). Sharpe is a publicly held Canadian company engaged in the exploration and development of coal properties in the United States. As a result of the continued and significant decline in the market value and the delisting of the shares, the Company has taken a provision of loss of $30,000 and written down the investment to $nil.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2014 and 2013

8.	Sundry Receivables and Prepaids

	As at	As at
	January 31,	January 31,
	2014	2013

Sales tax receivables	$5,193	$53,589
Other receivables	-	2,618,794
Prepaid expenses	360	39,621

	$5,553	$2,712,004

Included in other receivables at January 31, 2013 is $1,651,320 due on the sale of the Scorpio common shares (see note 3(b)), $900,720 due on the sale of the Royalty (see note 3(c)) and $57,481 due from the Bureau of Land Management in the State of Nevada and a banking institution, in connection with certain reclamation bonds sold to Scorpio.

9.	Reclamation Bonds

The Company had posted reclamation bonds for its mining projects, as required by the States of Nevada and Kentucky, to secure clean-up costs if the projects are abandoned or closed. As at January 31, 2014, the balance of the reclamation bonds consists of $nil (January 31, 2013 - $9,550) pertaining to the Fondaway Canyon and Dixie-Comstock Projects, and $nil (January 31, 2013 - $178,700) to the Kentucky Project. As noted under note 20(a), the reclamation bond pertaining to the Kentucky Project was relinquished.

10.	Exploration and Evaluation Expenditures on Mineral Properties

(a) Goldwedge Project

The Goldwedge Project, a property previously owned by the Company, represented the Company's most advanced project and was located in the Manhattan District in Nye County, Nevada, approximately eight miles south of the Round Mountain mine and had been issued a mine and mill permit by the Nevada Division of Environmental Protection. The Company was completing refurbishment of the on-site processing plant which was used for the test mining and processing that took place in 2007 and 2008. The process included primary crushing and grinding facilities that fed a gravity recovery system. In addition, dry stack tailings containment as well as silt and fresh water ponds were in place. Testing of the various mineral processing functions extracted stockpiles of low grade gold feed material, as well as concurrently newly mined material. The feed material was processed into gold dore on site. All mineralized material was sampled daily and analyzed for gold content at the Company's onsite assay laboratory. In addition, the Company sent samples for analysis to an independent laboratory located offsite.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2014 and 2013

10.	Exploration and Evaluation Expenditures on Mineral Properties (Continued)

	(a)	Goldwedge Project (continued)

Based on the level of terrestrial disturbance and water treatment and monitoring requirements, the discounted asset retirement obligation's for all projects, where applicable, were estimated by management. The assumptions for the future payments were based on future expenses being incurred between 2017 and 2019 and a discount rate of 10%. Under the guidance of IAS 37, the Company had recorded an asset retirement obligation ("ARO") of $183,445 on this project, representing the estimated costs, on a discounted basis, of the Company's obligation to restore the site to its original condition.

During the year ended January 31, 2013, a total of $2,803,375 of exploration and evaluation expenditures were spent on the Goldwedge Project prior to the sale of the Goldwedge Project and related assets, including the ARO, to Scorpio (note 3(b)).

	(b)	Fondaway Canyon and Dixie-Comstock Projects

The Fondaway Canyon Project, a property previously owned by the Company, is located in Churchill County, Nevada.

Also held under the same option agreement as was the Goldwedge Property is the Dixie-Comstock Mining Company option and other unpatented mining claims located in Churchill County, Nevada. In 2010, the Company exercised its option to purchase these unpatented and patented mining claim groups.

Under the guidance of IAS 37, the Company had recorded an ARO of $2,978 on the Dixie-Comstock and Fondaway Canyon Projects, representing the estimated costs, on a discounted basis, of the Company's obligation to restore the sites to their original condition.

During the year ended January 31, 2014, the Company incurred exploration and evaluation expenditures of $63,573 (year ended January 31, 2013 - $67,817) on these projects prior to the sale of its interests in the Fondaway Canyon and Dixie-Comstock properties (see note 3(a)).

	(c)	Piñon Project

The Piñon Project was a property made up of a number of property leases located in Elko Country, Nevada. Under the guidance of IAS 37, the Company had recorded an ARO of $28,495 on this project, representing the estimated costs, on a discounted basis, of the Company's obligation to restore the site to its original condition. During the year ended January 31, 2013, the Company performed minimal exploration and evaluation expenditures on this project, a total of $104,696, prior to the sale of the Piñon Project and related assets, including the ARO, to Scorpio (note 3(b)).

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2014 and 2013

10.	Exploration and Evaluation Expenditures on Mineral Properties (Continued)

	(d)	Kentucky Project

On December 7, 2011, the Company exercised its option to acquire a 50% interest in certain coal projects in Eastern Kentucky. The option was originally acquired by the Company pursuant to an option and joint venture agreement entered into with Sharpe on November 21, 2008 and amended on September 11, 2009, to jointly pursue the exploration and development of approximately 1,000 acres in Wolfe County, Kentucky.

During the year ended January 31, 2011, the Company wrote off a promissory note receivable from the optionor in the amount of $133,134. Further, the Company paid for a reclamation bond of $178,700 which was later relinquished, as noted below.

Under the guidance of IAS 37, the Company had recorded an ARO on its Kentucky Project in the amount of $109,949, representing the estimated costs, on a discounted basis, of the Company's obligation to restore the property to its original condition.

During the year ended January 31, 2014, the Company incurred exploration and evaluation expenditures of $23,660 (year ended January 31, 2013 - $161,317) on this project.

Kentucky entered into a settlement and release agreement on August 27, 2013 with Pick & Shovel Mining ("Pick & Shovel") and Roger and Jacqueline Stacy pursuant to which in consideration of a cash settlement payment and transfer of certain equipment by Kentucky to Pick & Shovel, the parties resolved to waive and release any claims relating to a prior claim between the parties (see note 20(a)). In addition, Kentucky relinquished any interest in a bond posted on Permit No. 919-0066 and Pick & Shovel agreed to be solely responsible for such Permit and all related claims and issues asserted by the Kentucky Energy and Environment Cabinet.

Consideration paid
Cash	$8,000

Net liabilities settled
Reclamation bond	178,700
Equipment	20,158
Accounts payable and accrued liabilities	(145,000)
Asset retirement obligation	(109,949)

Total net liabilities settled	(56,091)

Total gain on settlement	$48,091

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2014 and 2013

10.	Exploration and Evaluation Expenditures on Mineral Properties (Continued)

During the years ended January 31, 2014 and 2013, the Company's exploration and evaluation expenditures were as follows:

	Year Ended
	January 31,
	2014	2013

Goldwedge Project
Travel	$-	$27,709
Mine development costs	-	1,878,956
Drilling	-	71,884
Consulting, wages and salaries (Note 19)	-	736,060
Office and general	-	130,011
Supplies, equipment and transportation	-	48,240
Claim staking and maintenance fees	-	11,743
Milling costs	-	161,474
Depreciation	-	104,819
Net proceeds from sale of exploration and development ore	-	(367,521)
	$-	$2,803,375

Piñon Project
Property acquisition costs	$-	$46,158
Consulting, wages and salaries	-	20,859
Office and general	-	11,479
Claim staking and maintenance fees	-	26,200
	$-	$104,696

Fondaway Canyon and Dixie-Comstock Projects
Property acquisition costs	$35,000	$35,000
Claim staking and maintenance fees	-	32,817
Consulting, wages and salaries	19,711	-
Travel	5,714	-
Office and general	3,148	-
	$63,573	$67,817

Kentucky Project
Office and general	$20,102	$7,521
Penalty	-	145,000
Depreciation	3,558	8,796
	$23,660	$161,317

Total exploration activities	$87,233	$3,137,205

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2014 and 2013

11.	Equipment

	Construction	Exploration	Office
COST	in progress	equipment	equipment	Total
Balance, January 31, 2012	$1,619,341	$3,126,000	$21,806	$4,767,147
Additions	2,704,338	48,472	-	2,752,810
Sale of equipment	(4,323,679)	(3,085,472)	(21,806)	(7,430,957)
Balance, January 31, 2013	-	89,000	-	89,000
Sale of equipment (Note 10(d))	-	(89,000)	-	(89,000)
Balance, January 31, 2014	$-	$-	$-	$-

	Construction	Exploration	Office
ACCUMULATED DEPRECIATION	in progress	equipment	equipment	Total
Balance, January 31, 2012	$-	$2,661,758	$21,053	$2,682,811
Depreciation for the year	-	113,615	379	113,994
Sale of equipment	-	(2,710,089)	(21,432)	(2,731,521)
Balance, January 31, 2013	-	65,284	-	65,284
Depreciation for the year	-	3,558	-	3,558
Sale of equipment (Note 10(d))	-	(68,842)	-	(68,842)
Balance, January 31, 2014	$-	$-	$-	$-

	Construction	Exploration	Office
CARRYING AMOUNT	in progress	equipment	equipment	Total
Balance, January 31, 2013	$-	$23,716	$-	$23,716
Balance, January 31, 2014	$-	$-	$-	$-

Depreciation of exploration equipment is expensed to exploration and evaluation expenditures and depreciation of office equipment is expensed to general and administrative on the consolidated statements of operations.

12.	Accounts Payable and Accrued Liabilities

	As at	As at
	January 31,	January 31,
	2014	2013

Trade payables	$18,375	$2,145,407
Accrued liabilities	17,542	450,265

	$35,917	$2,595,672

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2014 and 2013

13.	Asset Retirement Obligations

The Company is required to recognize a liability for a legal and constructive obligation to perform asset retirement activities, including decommissioning, reclamation and environmental monitoring activities once any of its projects are permanently closed. Although these activities are conditional upon future events, the Company is required to make a reasonable estimate of the fair value of the liability. As at January 31, 2014, the Company had disposed of all of its mineral properties and transferred all obligations to the purchasers.

Determination of the undiscounted AROs and the timing of these obligations was based on internal estimates using information currently available, existing regulations, and estimates of closure costs.

	Year Ended	Year Ended
	January 31,	January 31,
	2014	2013

Balance, beginning of year	$107,647	$292,315
Reversal on dissolution of Manhattan (Note 4(b))	(2,978)	-
Accretion cost	5,280	29,226
Foreign exchange	-	(1,954)
Sale of AROs (Note 10(d))	(109,949)	(211,940)

Balance, end of year	$-	$107,647

14.	Long-Term Debt

On August 26, 2011, Manhattan amended its existing Bridge Loan with Waterton Global Value, L.P. ("Waterton") such that the Bridge Loan was transitioned into a more permanent senior secured gold stream debt facility (the “Gold Stream Facility”) amongst the parties. Under the Gold Stream Facility, Waterton agreed to make $8,000,000 (the “Principal Amount”) available to Manhattan. The Principal Amount was repayable by Manhattan to Waterton in monthly payments commencing in August 2012 and ending in July 2013 (see note 3). Under the Gold Stream Facility, each monthly repayment of the Principal Amount was to be made by the delivery by Manhattan to Waterton of gold bullion ounces where the number of ounces to be delivered was to be based on the spot price of gold on the business day immediately preceding the repayment date less an applicable discount or by the payment of the cash equivalent of such number of ounces. In addition, there was a profit participation formula which was triggered when the spot price of gold was in excess of $1,600 an ounce on the business day immediately preceding the repayment ("Profit Participation"). The Principal Amount accrued interest at 9.0% per annum. The Gold Stream Facility was secured by, amongst other items, Manhattan's real property assets in Nevada.

The Company considered Profit Participation as an embedded derivative. Prior to the sale to Scorpio, the gross proceeds received under the Gold Stream Facility of $11,432,734 was allocated to the embedded derivative based on the initial fair values of the embedded derivative determined when proceeds were received ($223,630), and then the residual value was allocated to the liability portion. As noted in note 3, the Company's obligation with Waterton under the Gold Stream Facility was assumed by Scorpio when the Sale Transaction was completed.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2014 and 2013

14.	Long-Term Debt (Continued)

As consideration for entering into the Gold Stream Facility, a structuring fee equal to 2% of the aggregate amount of the Gold Stream Facility and an establishment fee of $80,000 was payable by Manhattan to Waterton and Manhattan also granted Waterton certain royalty interests over its exploration stage projects. In addition, Manhattan and Waterton agreed that Waterton shall have the right to purchase all of the gold produced by Manhattan from its Nevada projects at a price per ounce that would be equal to an agreed discount to the existing spot price of gold at the time of any such purchase. Bayfront Capital Partners Ltd. acted as placement agent in connection with the Gold Stream Facility in consideration for a placement fee equal to 4% of the Principal Amounts actually drawn by Manhattan on the Gold Stream Facility.

The Gold Stream Facility contained covenants for Manhattan such as, among other things, providing Waterton with updates on its operations, carrying on its business in accordance with prudent mining industry practices, and providing Waterton with certain rights of inspection. Until all amounts outstanding under the Gold Stream Facility have been repaid in full or otherwise satisfied in accordance with the terms of such facility, certain standard restrictive covenants shall apply to Manhattan limiting its ability to (without limitation): incur additional indebtedness, create liens on its assets or dispose of its assets. These negative covenants were subject to certain carve-outs that facilitate Manhattan's ability to operate its business efficiently. The Gold Stream Facility also included certain event of default provisions pursuant to which, immediately and automatically upon the occurrence of an event of default, all amounts outstanding under the Gold Stream Facility would be automatically accelerated and immediately due and payable to Waterton.

At any time, without penalty, the Gold Stream Facility provided Manhattan the option to prepay in whole or in part, on 5 business days prior notice. Prepayments were permitted to be made in physical gold ounces or cash. The amount of any prepayment was to be calculated using the spot price of gold on the business day immediately preceding the prepayment.

During the year ended January 31, 2013, the Company secured two additional $2,000,000 loan extensions from Waterton, bringing the total facility to $12,000,000. In consideration for the loan extensions, the Company provided Waterton with additional net smelter return royalties on several of its properties, including Piñon and Fondaway Canyon, and a 2% structuring fee.

On the completion of the Scorpio Transaction, Scorpio assumed the Company's total long-term debt balance of $16,681,110 which included interest payable of $973,376 (note 3(b)).

The following table shows the reconciliation between the gross proceeds received and the carrying value of long-term debt balance assumed by Scorpio.

Gross proceeds	$11,432,734
Less: Initial fair value of the embedded derivative	(170,721)
Less: Debt issuance cost	(640,000)
Add: Accretion costs	6,059,097
Long-term debt	$16,681,110

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2014 and 2013

14.	Long-Term Debt (Continued)

In addition to the loan, Waterton provided the Company with other advances (non-interest bearing) totalling $600,000, presented as other advances under current liabilities. These advances were secured by certain of Manhattan's real property assets in Nevada and were due May 1, 2013. During the year end January 31, 2014, the Company repaid these advances.

15.	Share Capital

(a) Authorized

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares, each without par value.

(b) Issued

	Shares	Amount

Balance, January 31, 2012	83,853,825	$28,098,264
Shares issued for lawsuit settlement (i)	100,000	6,000
Balance, January 31, 2013	83,953,825	28,104,264
Private placement - common shares (ii)	81,227,436	16,400
Shares issued for settlement of accounts payable and accrued liabilities (iii)	755,654,241	152,566
Balance, January 31, 2014	920,835,502	$28,273,230

(i) The Company settled a claim filed in the District Court, Nye County, Nevada through the issuance of 100,000 shares of the Company and a monetary settlement of $35,000. The monetary settlement was paid in full prior to January 31, 2013.

(ii) On January 17, 2014, the Company closed a non-brokered private placement of 81,227,436 common shares at CDN $0.0002216 per share for gross proceeds of CDN $18,000 ($16,400).

(iii) On January 17, 2014, the Company issued 755,654,241 shares at CDN $0.0002216 per share as settlement of accounts payable due to a trade creditor.

(iv) The issuance of shares on January 17, 2014 (Note 15(b)(ii), (iii)) resulted in a change in the Company's major shareholders. See Note 19.

16.	Stock Options

Under the Company's stock option plan (the "Option Plan"), the directors of the Company can grant options to acquire common shares of the Company to directors, employees and others who provide ongoing services to the Company. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the grant date and the maximum term of any option cannot exceed ten years.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2014 and 2013

16.	Stock Options (Continued)

The number of common shares under option at any time under the Option Plan or otherwise cannot exceed 5% of the then outstanding common shares of the Company for any optionee. In addition, options granted to insiders of the Company cannot exceed more than 10% of the then outstanding common shares of the Company. A portion of the stock options vest immediately on the grant date and the balance vest over a period of two years from the grant date.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

The following table reflects the continuity of stock options for the years ended January 31, 2014 and 2013:

	Number of	Weighted Average
	Stock Options	Exercise Price
Balance, January 31, 2012	12,060,191	$0.17
Forfeited	(8,260,191)	$0.14
Balance, January 31, 2013	3,800,000	$0.27
Forfeited	(1,450,000)	$0.29
Balance, January 31, 2014	2,350,000	$0.25

The following table reflects the stock options outstanding and exercisable as at January 31, 2014:

	Exercise Price	Options	Options	Fair	Weighted average
Expiry Date	($)	Outstanding	Exercisable	Value	remaining years

June 26, 2014	0.10	550,000	550,000	$299,098	0.40
January 20, 2017	0.30	1,800,000	1,800,000	511,200	2.97

		2,350,000	2,350,000	$810,298	2.37

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2014 and 2013

17.	Basic and Diluted Income Per Share

The following table sets forth the computation of basic and diluted income per share:

	Year Ended
	January 31,
	2014	2013
Numerator:
Income for the year	$69,225	$5,291,142

Denominator:
Weighted average number of common shares outstanding for basic income
per share	116,053,396	83,885,036
Weighted average number of common shares outstanding for diluted
income per share	116,053,396	83,986,566

Basic income per share	$0.00	$0.06
Diluted income per share	$0.00	$0.06

The stock options were not included in the computation of diluted income per share on January 31, 2014 and 2013 as their inclusion would be anti-dilutive.

18.	Income Taxes

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rate at 26.50% (2013 - 26.50%) to the amounts recognized in the consolidated statements of operations:

	Year Ended
	January 31,
	2014	2013
Net income before income taxes	$69,225	$5,291,142
Expected tax expense at statutory rate	$18,345	$1,402,153
Permanent differences	(115,245)	113,816
Functional currency translation	(271,494)	-
Difference between Canadian and foreign tax rates	10,291	598,950
Tax effect of dissolution of US subsidiaries	10,549,174	-
Utilization of tax benefits not previously recognized	(42,375)	(2,466,265)
Tax benefits not recognized	(10,148,696)	351,346
Tax provision	$-	$-

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2014 and 2013

18.	Income Taxes (Continued)

Deferred Tax Assets and Liabilities

Unrecognized deferred tax assets

Deferred tax assets are recognized for the carry-forward or unused tax losses and unused tax credits to the extent that it is probable that taxable profits will be available against which the unused tax losses/credits can be utilized. The following represents the deductible temporary differences by jurisdiction which have not been recognized in the financial statements.

	2014	2014	2013	2013
	Canada	US	Canada	US

Unclaimed non-capital losses	$10,129,930	$-	$8,746,064	$30,140,498
Excess of unclaimed resources pools over carrying value of exploration properties	1,717,499	-	1,590,124	-
	$11,847,429	$-	$10,336,188	$30,140,498

The excess of unclaimed resources pools over carrying value of exploration properties can be carried forward indefinitely. The unclaimed non-capital losses carried forward by expiry date:

		Canada
Expires	2015	$706,428
	2026	956,778
	2027	934,710
	2028	1,152,253
	2029	720,361
	2030	1,277,377
	2031	547,790
	2032	2,025,434
	2033	1,322,065
	2034	486,734
		$10,129,930

19.	Related Party Transactions and Balances

Remuneration of Directors and key management personnel of the Company was as follows:

	Year Ended
	January 31,
	2014	2013

Salaries and benefits paid to directors and officers (2)	$442,925	$505,259
Share-based payments (1)	$(109,866)	$403,231

(1)  Negative amount is the result of the reversal of previously recorded share-based payments on forfeited unvested options.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2014 and 2013

19.	Related Party Transactions and Balances (Continued)

(2) Salaries and benefits include director fees. The Board of Directors do not have employment or service contracts with the Company, except for Ken Strobbe, a former director, who had a contract with the Company providing mine consulting services at the Goldwedge Project totaling $nil for the year ended January 31, 2014 (year ended January 31, 2013 - $73,607), included under consulting, wages and salaries for the Goldwedge Project. The contract terminated on September 14, 2012. Also included above are the fees for the previous Interim President and Chief Executive Officer whose fees for services were $330,000 for the year ended January 31, 2014 (year ended January 31, 2013 - $nil). Directors are entitled to director fees and stock options for their services. In addition, James B. Clancy received an honorarium of $10,000 for the year ended January 31, 2013, included above, for providing consulting services in connection with the Kentucky Project.

Paul G. Smith, a former director and Chairman of the Board, was the President and Chief Executive Officer of Equity Financial Holdings Inc. ("Equity"), a company that provided financial services to the Company until April 5, 2013. Fees for services provided by Equity totaled $4,822 for the year ended January 31, 2014 (year ended January 31, 2013 - $13,223).

Daniel Crandall, the Chief Financial Officer, is a senior employee of Marrelli Support Services Inc. ("MSSI"), a firm providing accounting services. MSSI's President, Carmelo Marrelli, beneficially controls 278,960,559 common shares of the Company through his holding company, C. Marrelli Services Ltd. Fees for services provided by MSSI totaled $750 for the year ended January 31, 2014 (year ended January 31, 2013 - $nil).

To the knowledge of the directors and senior officers of the Company, as at January 31, 2014, no person or corporation beneficially owns or exercises control over common shares of the Company carrying more than 10% of the voting rights attached to all common shares of the Company other than as set out below:

		Percentage of
	Number of	outstanding
Major Shareholder	common shares	common shares

Lonnie Kirsh, Chief Executive Officer and Director	278,960,559	30.29%
George Duguay, Director	278,960,559	30.29%
C. Marrelli Services Ltd.	278,960,559	30.29%

None of the Company's major shareholders have different voting rights than other holders of the Company's common shares.

20.	Contingencies

(a) The Company received a claim against it whereby the Company was requested by a prior lease holder to take any and all steps necessary to ensure that the prior lease holders bear no responsibilities or liability for the Company’s failure to comply with the rules and regulations of the Kentucky Energy and Environment Cabinet, Division of Mine Enforcement and Reclamation (the “DMER”). Management had responded to the DMER and was working on resolving the issue. In the meantime, the DMER had issued penalties of approximately $145,000 and was seeking forfeiture of the Company's reclamation bond in the amount of $178,700. These penalties were included in accounts payable and accrued liabilities.

The Company settled this claim through a settlement and release agreement on August 27, 2013 (see note 10(d)).

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2014 and 2013

20.	Contingencies (Continued)

(b) On September 27, 2011 Hale Capital commenced an action in the New York Supreme Court alleging breach of contract in relation to a term sheet entered into between the Company and Hale Capital on December 11, 2010 (the “Term Sheet”), which set out preliminary terms for Hale Capital to provide financing of up to $15 million for the Company’s Goldwedge Project (the “Hale Transaction”). Hale Capital was seeking the “right to participate” in financing the Company on no less favourable terms and conditions as was agreed upon between the Company and Waterton Global Value, LP on June 29, 2011 or, in the alternative, damages for breach of the exclusivity provision contained in the Term Sheet. Hale Capital was also seeking expense reimbursement for legal, travel and due diligence fees incurred by Hale Capital, which allegedly totaled $376,170 as of November 21, 2011. On November 23, 2011, Hale Capital amended their complaint to include the Company’s subsidiary Manhattan. Management had estimated the expenses at $330,000 and had accrued this amount in the accounts during the year ended January 31, 2012. Subsequently, an additional amount of approximately $175,000 relating to additional legal expenses (including interest) incurred by Hale Capital had been accrued.

As disclosed above, the transaction announced on August 15, 2013 resulted in a full and final release and settlement relating to this legal action. As a result, the previous outstanding and additional legal expenses (including interest) in the amount of $175,000, have been removed from accounts payable and accrued liabilities and professional fees (see note 3(a)).

(c) The Company’s previous wholly-owned subsidiary, Manhattan, received several documents filed in various district courts, one in Shelby County Chancery Court, Memphis, Tennessee and one in Elko County District Court, Elko, Nevada, from certain suppliers seeking payment of unpaid services provided to Manhattan and where applicable, interest and court costs. In addition, one of the suppliers is seeking compensation for unjust enrichment. Management attempted to settle both claims on several occasions, but was unsuccessful.

As noted (see note 4(b)), Manhattan has been dissolved and the Company is not liable to settle these claims.

21.	General and Administrative

	Year Ended
	January 31,
	2014	2013
Corporate development	$12,803	$180,146
Insurance	25,795	28,533
Office and general	35,530	30,643
Professional fees (Note 20)	(45,439)	1,024,556
Consulting, wages and salaries (Note 19)	443,194	511,545
Share-based payments (Note 19)	(109,866)	429,496
Travel	25,675	38,938
Depreciation	-	379
	$387,692	$2,244,236

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2014 and 2013

22.	Segmented Information

The Company had one reportable business segment consisting of the exploration and development of mining properties. Substantially all of the Company’s assets are located in Canada at January 31, 2014 (January 31, 2013 substantially all located in the United States except for cash and cash equivalents of $193,135 held in Canadian banks). The Company’s operations in Canada consist of general and administrative expenses, totaling $325,171 for the year ended January 31, 2014 (year ended January 31, 2013 - $1,556,606), including expenses necessary to maintain the Company’s public company status. The Company's operations in the United States have ceased as of January 31, 2014. All exploration and evaluation expenditures for the years ended January 31, 2014 and 2013 were incurred in the United States together with general and administrative expenses of $62,521 (year ended January 31, 2013 - $687,630).

23.	Subsequent Event

Subsequent to January 31, 2014, 400,000 stock options with an exercise price of $0.10 and an original expiry date of June 26, 2014 and 1,800,000 stock options with an exercise price of $0.30 and an original expiry date of January 20, 2017 expired unexercised as a result of the acceleration of the expiry date of those options held by former directors and officers as they ceased to be service providers to the Company.